12014896

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 29 2012
WASH. D.C. SECTION

SEC FILE NUMBER
8-52013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-11 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Louis Capital Markets, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue, Floor 16
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Conway 212-651-3167
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, James R. Conway, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Louis Capital Markets, LP, as of December 31, 2011, are true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James R. Conway 2/28/2012
Chief Financial Officer

Notary Public

YVONNE R. OWENS
Notary Public, State of New York
No. 01OW6222861
Qualified in Queens County
Term Expires June 1, 2014

SWORN TO BEFORE ME
THIS 28 DAY OF February 20 12

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Louis Capital Markets, LP

We have audited the accompanying statement of financial condition of Louis Capital Markets, LP (the "Partnership") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Louis Capital Markets, LP at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The supplemental schedules on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Partnership's management and were derived from and relate directly to the underlying accounting and other records used to prepare the statement of financial condition. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statement and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects when considered in relation to the financial statement taken as a whole.

Deloitte & Touche LLP

February 28, 2012

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
(Amounts in thousands)

ASSETS	
CASH AND CASH EQUIVALENTS	$ 1,084
RESTRICTED CASH	242
RECEIVABLE FROM CLEARING BROKERS — Including clearing deposits of $1,750	2,079
COMMISSIONS RECEIVABLE, net of allowance of $16	1,018
SECURITIES OWNED — At fair value	2
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS — Net	800
DUE FROM AFFILIATES	415
OTHER ASSETS	839
TOTAL	$ 6,479
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES:	
Accounts payable and accrued expenses	$ 3,257
Due to affiliates	51
Total liabilities	3,308
PARTNERS' CAPITAL	3,171
TOTAL	$ 6,479

See notes to financial statement.

(Amounts in thousands)

1. NATURE OF OPERATIONS

Louis Capital Markets, LP (the "Partnership") is a Delaware limited partnership and a majority-owned subsidiary of LCM Interest Holding LLC (the "Parent"). The Partnership is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership is also a member of the National Futures Association (NFA) and an introducing broker registered with the Commodities Futures Trading Commission (CFTC). The Partnership commenced operations on December 31, 2003 when Louis Capital Markets, LLC contributed all of its net assets in exchange for its partners' interest in the Partnership.

The Partnership is engaged in selling corporate equity securities over-the-counter and executing listed option trades on an agency and principal basis primarily to institutional investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Partnership prepares its accounts under accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Partnership considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash equivalents are measured at carrying value or fair value based on the nature of the investment. Cash balances are reviewed at the end of each reporting period to determine if negative cash balances exist. If negative cash balances do exist, the cash accounts are netted with other positive cash accounts of the same bank provided the right of offset exists between the accounts. If the right of offset does not exist, the negative cash balances are reclassified to accounts payable. Cash overdrafts included in accounts payable were $620 as of December 31, 2011.

Restricted Cash — Restricted cash is cash that is not available for immediate use, has been set aside for specific use or purpose, or has claims against it. As of December 31, 2011, $242 of restricted cash secures an irrevocable standby letter of credit which serves as a security deposit for leased premises.

Receivable from Clearing Brokers — Receivable from clearing brokers consists of required deposits of cash and cash equivalents with various clearing companies that perform clearing functions for the Partnership. In addition to required deposits, receivable from clearing brokers also includes balances due from the clearing organizations related to the collection of certain brokerage revenues on the Partnership's behalf. The Partnership uses Goldman Sachs Execution and Clearing, L.P. ("GSEC") as its primary clearing broker. $1,801, including $1,500 in required clearing deposits, is due from GSEC as of December 31, 2011.

Commissions Receivable — Commissions receivable represents balances due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities and other derivative brokerage transactions. The Partnership carries commission receivables from customers at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its commission receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. In addition, if the Partnership is aware of a client's inability to meet its financial obligations, a specific provision is recorded in the amount of the estimated losses that will result from the inability of that client to meet its financial obligation. Accounts are written off as uncollectible at the discretion of management. As of December 31, 2011 the Partnership has provided an allowance of $16.

Securities Owned — Securities owned consist of shares of a NYSE Euronext listed stock which are carried at fair value with changes in fair value recognized in earnings each period.

Forgivable Employee Loans — Forgivable loans to employees are stated at historical value net of amortization when the agreement between the Partnership and the employee provides for the return of proportionate amounts of the loan outstanding if employment is terminated in certain circumstances prior to the end of the term of the agreement. Amortization is calculated using the straight-line method over the term of the contract, which is generally two (2) to three (3) years, and is recorded in employee compensation and benefits expense. The Partnership generally expects to recover the unamortized portion of forgivable loans when employees voluntarily terminate their employment or if their employment is terminated for cause prior to the end of the term of the agreement. Forgivable employee loans of $1,275, net of $796 in related accumulated amortization, are recorded in other assets at December 31, 2011.

Employee Receivables — The Partnership may advance funds to and/or on behalf of employees from time to time for various business reasons, such as travel, and/or related to employee benefits including but not limited to a corporate gym membership and other payroll related items which are recovered from the respective employee's payroll. As of December 31, 2011, $105 of miscellaneous employee receivables are recorded in other assets.

Property, Equipment and Leasehold Improvements — Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method, generally over three to seven years. Property and equipment are depreciated over their estimated useful lives. Leasehold improvements are amortized over the shorter of the remaining term of the respective lease to which they relate or the remaining useful life of the leasehold improvement.

Income Taxes — The Partnership is not a taxable entity for U.S. federal and state income tax purposes, and does not directly pay federal and state income tax. The Partnership's taxable income or loss passes through to, and is includable in the federal and state income tax returns of each partner. Included in the statement of financial condition is a $15 income tax payable to New York City for unincorporated business income tax.

There are no unrecognized tax benefits recorded in the statement of financial condition in connection with the tax positions taken by the Partnership.

The Partnership's U.S. federal and state and local tax returns filed from 2008 through 2011 remain open for examination by these tax authorities and the associated taxes, if applicable, remain subject to examination based on the varying statutes of limitations.

3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2011, property, equipment and leasehold improvements consisted of the following:

Asset Class		Estimated Useful Life
Computer equipment and software	$ 732	3 years
Office equipment	530	5 years
Furniture and fixtures	561	5 to 7 years
Leasehold improvements	140	Shorter of initial lease term or useful life
	1,963	
Less accumulated depreciation and amortization	(1,163)	
	$ 800	

During 2010, the Partnership acquired as a lease incentive certain property and equipment that belonged to the Sub-Landlord. The Partnership estimated the value of these assets at $707 at the time of acquisition, and depreciates them over their respective estimated useful lives.

Included in office equipment at December 31, 2011 is $23 relating to assets recorded under capital leases. Included in accumulated depreciation and amortization at December 31, 2011 is $7 of accumulated amortization relating to assets recorded under capital leases.

4. NET CAPITAL REQUIREMENTS

The Partnership is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the CFTC's minimum financial requirements which require that the Partnership maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2011, the Partnership's net capital was approximately ($1,534) which was approximately $1,745 below its minimum requirement of approximately $211.

In March 2011, the Parent entered into a credit agreement (the "Credit Agreement") with TD Bank, N.A. The Credit Agreement provided for an original maturity date of March 3, 2012 and maximum revolving loan borrowings of up to $2,000. Revolving loans are base rate loans and bear interest at Wall Street Prime, with a floor of 4.0%, per annum. Amounts outstanding under the Credit Agreement were secured by the assets of the Partnership and two U.S. affiliates. Although the Parent had no outstanding borrowings under its Credit Agreement during 2011 or as of December 31, 2011, the SEC staff interpreted that a capital charge should be recorded for the full potential exposure to the Partnership. Accordingly, the Partnership recorded a $2,000 capital charge in its net capital computation which resulted in a technical deficiency.

On February 6, 2012, the Parent terminated its Credit Agreement in order to restructure the terms so as to exclude the Partnership as guarantor. The Partnership estimated its net capital subsequent to the termination of the Credit Agreement based on the January 31, 2012 monthly FOCUS filing, adjusted to exclude the $2,000 capital charge and include a $250 capital distribution. Pursuant to this, the Partnership estimated net capital of approximately $727, which is approximately $550 in excess of its estimated minimum requirement of approximately $177 as of February 7, 2012.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

5. EXEMPTION FROM RULE 15C3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. RELATED PARTY

In 2004, the Partnership entered into a Foreign Correspondent Agreement with an affiliate located in London, England. In 2008, the Partnership entered into a Management Agreement with the Paris branch of its London affiliate, wherein the Partnership is charged a fee for executing and clearing orders which are introduced by the branch. In 2010, the Partnership entered into a Management Agreement with the Geneva branch of its London affiliate, wherein the Partnership is charged a fee for executing and clearing orders which are introduced by the branch. As of December 31, 2011, the Partnership had an aggregate receivable of approximately $280 from its affiliate and its related branches.

In 2007, the Partnership entered into a Foreign Correspondent Agreement with an affiliate located in Hong Kong, China. As of December 31, 2011, the Partnership owed approximately $41 to this affiliate.

In 2007, with amendment in 2008, the Partnership entered into an Administrative Service Agreement with another affiliate whereby it provides administrative support and use of office space and equipment in exchange for a fee. As of December 31, 2011, the partnership had a receivable of approximately $8 from its affiliate.

In 2010, the Partnership entered into an Administrative Service Agreement with another U.S. affiliate whereby it provides administrative support and use of office space and equipment in exchange for a fee. As of December 31, 2011, the partnership had a receivable of approximately $127 from its affiliate.

As of December 31, 2011, the Partnership owes $10 to other affiliates related to paying bills on its behalf.

7. CONCENTRATION OF RISK

Market Risk — Pursuant to its clearance agreements, the Partnership introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. Therefore, all of the money balances and long and short security positions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Partnership. Although the right of the clearing brokers to charge the Partnership applies to all trades executed through the clearing brokers, the Partnership believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. Accordingly, at December 31, 2011, the Partnership has recorded no liabilities with respect to these obligations. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the securities transactions introduced by the Partnership. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and the Partnership must maintain at least $1,750 in cash and securities at all times with the clearing brokers.

In the normal course of business, the Partnership's customer activities involve the execution and settlement of securities transactions. These activities may expose the Partnership to market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk — Credit risk arises from potential non-performance by counterparties of the Partnership's matched principal business, as well as from non-payment of commissions by customers of our agency brokerage business. The Partnership also has credit and counterparty risk in certain situations where it provides execution services. The Partnership provides agency clearing services through its relationships with general clearing member firms and/or exchanges. In these instances, the Partnership's accounts at such institutions are used, in its name, to provide access to clearing services for its customers. Credit risk arises from the possibility that the Partnership may suffer losses due to the failure of its customers or other counterparties to satisfy their financial obligations to the Partnership or in a timely manner.

The Partnership has established policies and procedures to manage its exposure to credit risk. The Partnership maintains a thorough credit approval process to limit its exposure to counterparty risk and employ monitoring to control the market and counterparty risk from its matched principal business. The Partnership's brokers may only execute transactions for clients that have been approved by the Partnership's management following review by the Partnership's management and compliance department. The Partnership's credit approval process includes verification of key financial information and operating data and anti-money laundering verification checks. The Partnership's credit review process may include consideration of independent credit agency reports and a visit to the entity's premises, if necessary.

Off-Balance Sheet Risk — The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250 per institution. The General Partner regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

8. 401(K) PLAN

The Partnership established a 401(k) plan (the "Plan"), pursuant to the applicable laws of the Internal Revenue Code. It is available to all eligible U.S. employees as stated in the Plan document and is subject to the provisions of the Employee Retirement Security Act of 1974. All eligible employees may contribute a portion of their compensation, not to exceed the statutory limit. The Partnership makes discretionary matching contributions, subject to certain limits, that vest based upon the requirements as set forth in the Plan.

9. COMMITMENT AND CONTINGENCIES

Contingent Lease Liability and Impairments — In January 2010, the Partnership entered into a new lease agreement that expires in April 2015, and in March 2010, the Partnership exited its head office at 500 Fifth Avenue and moved to 445 Park Avenue in New York City. Accordingly, the Partnership recorded a charge representing the present value of future lease obligations less estimated recoverable sub-lease income during 2010.

In March 2011, the Partnership entered into a sublease agreement for the abandoned space, and recorded an additional charge representing the present value of the future lease obligations less the recoverable sub-lease income. As of December 31, 2011, the Partnership had $139 of contingent loss recorded in accrued liabilities on the statement of financial condition.

Operating Lease — The Partnership leases office facilities and certain equipment under operating leases expiring through April 2015. As these leases expire, it can be expected that in the normal course of business they will be renewed or replaced. Aggregate future approximate minimum lease payments, including payments for the office at 500 Fifth Avenue, at December 31, 2011 are as follows:

Year ending December 31	
2012	$ 1,063
2013	778
2014	721
2015	240
	$ 2,802

In accordance with FASB ASC 840, rent is charged to operations by amortizing minimum lease over the term of the lease using the straight-line method. Approximately $299 of security deposits represents collateral for the landlords under various leases. The Partnership has recorded $155 as deferred rent and $456 as deferred lease incentives as of December 31, 2011. These amounts principally represent the difference between straight-line rent expense recorded and the rent payments and lease incentives as of the balance sheet date.

Letter of Credit — The Partnership maintains an irrevocable standby letter of credit as security deposit for the lease at 445 Park Avenue, which is secured by $242 cash maintained in a separate account and recorded in restricted cash. The standby letter of credit renews annually on December 31, and may not extend beyond June 30, 2015. Although the cash securing the standby letter of credit is recorded in restricted cash in the statement of financial condition, the balance is included in other assets and treated as a non-allowable asset for net capital purposes.

Required Tax Distributions — As required by the limited partnership agreement, the Partnership is required to make tax distributions in an amount no less than an amount determined by multiplying the taxable net income of the Partnership by the highest combined applicable individual federal, state and local tax rates. For the year ended December 31, 2011, this amount approximates $689. Amounts paid during the year were based on estimated taxable income projections in accordance with this requirement. For the tax year ended December 31, 2011, the Partnership made $925 in estimated tax payments on behalf of its partners, which are recorded as capital distributions.

Legal Proceedings — In the normal course of business, the Partnership has been in the past, named as defendant in various lawsuits and proceedings and is, and has been in the past, involved in certain regulatory examinations. Additional actions, investigations or proceedings may be brought from time to time in the future. The Partnership is subject to the possibility of losses from these various contingencies. Considerable judgment is necessary to estimate the probability and amount of any loss from such contingencies. An accrual is made when it is probable that a liability has been incurred or an asset has been impaired and the amount of the loss can be reasonably estimated. The Partnership accrues a liability for the estimated costs of adjudication or settlement of asserted and unasserted claims existing as of the reporting period.

Based on currently available information, the Partnership does not currently believe there are any matters pending that will have a material adverse effect on its business or financial position.

Risks and Uncertainties — The Partnership primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based upon the transaction volume of securities and derivative markets.

10. SUBSEQUENT EVENT

In January 2012, the Partnership's required clearing deposit with GSEC was reduced to $1,000 from $1,500.

On January 31, 2012, the Parent made a capital contribution of $250.

On February 6, 2012, the Partnership made a capital distribution of $250.

Management has evaluated the impact of all subsequent events through the date of issuance of these financial statements, and has determined that there were no additional subsequent events that require recognition or disclosure.

* * * * * *

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
DECEMBER 31, 2011
(Amounts in thousands)

	Report Filed on January 26, 2012	Adjustments (1)	As Adjusted
NET CAPITAL			
Partners' capital	$ 3,062	$ 109	$ 3,171
Guarantee of line of credit	-	(2,000)	(2,000)
Loss contingency accrual	139	-	139
Adjusted Partners' capital	3,201	(1,891)	1,310
Less nonallowable assets:			
Commissions receivable	548	-	548
Property and equipment, net	800	-	800
Due from affiliate	300	115	415
Securities not readily marketable	2	-	2
Other assets	1,094	(15)	1,079
Nonallowable assets	2,744	100	2,844
NET CAPITAL	$ 457	$ (1,991)	$ (1,534)
AGGREGATE INDEBTEDNESS	$ 3,178	$ (9)	$ 3,169
COMPUTED MINIMUM NET CAPITAL REQUIRED — (6.67% of aggregate indebtedness)	$ 212	$ (1)	$ 211
MINIMUM NET CAPITAL REQUIRED (under SEC Rule 15c3-1 and under CFTC Regulation 1.17)	$ 100	$ -	$ 100
EXCESS NET CAPITAL	$ 245	$ (1,990)	$ (1,745)
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	695 %		(207)%

Note (1) Adjustments relate to the following: (i) $2,000 capital charge for co-guarantee of Parent's line of credit (ii) $126 management fee revenue, net of taxes (iii) $12 401(k) match adjustment for forfeitures, net of tax (iv) $15 writeoff of an employee loan, net of taxes (v) $10 reclassification of balances due from affiliate and (vi) $9 adjustment for unincorporated business tax.

LOUIS CAPITAL MARKETS, LP

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTION CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT
DECEMBER 31, 2011

As Louis Capital Markets, LP does not carry customer accounts for trading on U.S. Commodity Exchanges or Foreign Commodity Exchanges, Louis Capital Markets, LP neither computes nor segregates funds pursuant to section 4d(2) or Regulation 30.7 under the Commodity Exchange Act.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2012

To the Partners of
Louis Capital Markets, LP

In planning and performing our audit of the financial statements of Louis Capital Markets, LP (the "Partnership") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Partnership in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations or making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding

paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures in our audit of the financial statements of the Partnership as of and for the year ended December 31, 2011.

In March 2011, the Partnership's parent company entered into a credit agreement that was co-guaranteed by the Partnership. The Partnership did not correctly evaluate the implications of this guarantee to the net capital calculation, which indicated a material weakness in the oversight of financial reporting. As a result of this error, the Partnership reported net capital in a regulatory filing that was materially incorrect as of December 31, 2011. This error was remediated on February 6, 2012 when the credit agreement was terminated and the financial statements include the corrected amount.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives, except that we believe the matter referred to in the preceding paragraph was a material inadequacy.

This report is intended solely for the information and use of management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP